Exhibit 23.2

CONSENT OF MILLER AND LENTS, LTD.

INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, we hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-181820) and on Form S-8 (No. 333-171333) of our letter report dated November 12, 2013, with respect to the proved oil, gas and natural gas liquids reserves and projected future net revenues associated with these reserves as of December 31, 2012 attributable to QR Energy, LP, and consent to its use and inclusion in the Form 10-K Annual Report and in the Form 10-K/A for QR Energy, LP and to all references to our firm included therein.

The analysis, conclusions, and methods contained in the report are based upon information that was in existence at the time the report was rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the report. While the report may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the report, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information. Moreover, the conclusions contained in such report are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of their preparation and that are described in such report in reasonable detail. However, there are a wide range of uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD.

By:	/s/ R. Lee Comer, Jr.
R. Lee Comer, Jr.
Vice President

Houston, Texas

November 14, 2013